FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release:	"Syngenta appoints new Executive Committee members"

Filed herewith is a press releases related to Syngenta AG. The full text of the press releases follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta appoints new Executive Committee members

Basel, Switzerland, December 15, 2006

Syngenta announced today that Bruce Bissell, Head of Global Operations, and David Jones, Head of Business Development, will be retiring from Syngenta on February 28, 2007.

Both were founder members of the Syngenta Executive Committee and played critical roles in establishing the company and in its subsequent success. They have served Syngenta and its legacy organizations with distinction: Bruce Bissell for 38 years and David Jones for 31 years.

With effect from January 1, 2007, Robert Berendes is appointed to the Executive Committee as Head of Business Development. From the same date, Mark Peacock is appointed to the Executive Committee as Head of Global Operations with responsibility for global supply and information services.

Michael Pragnell, Chief Executive, said: “On behalf of the whole organization, I should like to express my warmest appreciation to Bruce and David for all they have contributed to Syngenta throughout their distinguished careers. I should also like to wish Robert and Mark every success in their new positions.”

Robert Berendes (41) is currently Head of Diverse Field Crops. He was previously Head of Strategy, Planning, M&A (2002-2005) for Syngenta. Prior to this, he was a partner and co-leader of the European chemical practice at McKinsey & Company. He graduated from the University of Cologne with a Diploma in Chemistry and has a PhD in Biophysics from the Max-Planck-Institute for Biochemistry/Technical University of Munich.

Mark Peacock (45) is currently Head of Global Supply. He was previously Regional Supply Manager for Asia Pacific (2000-2003) for Syngenta. Prior to this, he was a Product Manager in Zeneca Agrochemicals and General Manager of the Electrophotography Business in Zeneca Specialties. He has a degree in chemical engineering from Imperial College, London and a Masters in international management from McGill University in Montréal.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2005 were approximately $8.1 billion. Syngenta employs more than 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Syngenta – December 15, 2006 / Page 1 of 2

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323

	Sarah Hull (US)	+1 202 628 2372

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520

	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	December 15, 2006	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Senior Corporate Counsel